

Mail Stop 3720

June 24, 2016

Steven R. Boal
Chief Executive Officer
Quotient Technology, Inc.
400 Logue Avenue
Mountain View, California 94043

>   **Re: Quotient Technology, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed March 11, 2016**
>   **File No. 001-36331**

Dear Mr. Boal:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Connie Chen, Esq.